

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 1, 2010

Mr. Daniel J. Heinrich
Chief Financial Officer
The Clorox Company
1221 Broadway
Oakland, California 94612

> **Re: Form 10-K for the Fiscal Year Ended June 30, 2010**
>   **File No. 1-7151**

Dear Mr. Heinrich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2010</u>

<u>Exhibit 99.1</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

2. We note in the "Clorox Worldwide" section of your website that you have included Syria among your markets and locations around the world. Syria is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding your contacts with Syria.

   Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through subsidiaries, licensees, distributors, joint ventures, or other direct or indirect arrangements. Your response should describe any goods, services, or technology that you have provided into Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Syrian government or entities it controls.

3. Please discuss the materiality of your contacts with Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

MD&A

Financial Position and Liquidity, Page 14

4. Based on your working capital requirements, the current borrowing availability under credit agreements, credit ratings, and your anticipated ability to generate positive cash flows from operations in the future, you believe you will have the funds necessary to meet all of your financing requirements and other fixed obligations as they become due. Please expand your disclosures to address your consideration of your negative working capital of $523 million at June 30, 2010 as well as your 58% decrease in cash and cash equivalents from June 30, 2009 to June 30, 2010 in making this determination.

Operating Activities

Venezuela, page 14

5. Prior to the adoption of highly inflationary accounting on January 1, 2010, please tell us if different rates were used to re-measure U.S. dollar denominated balances held by your Venezuelan subsidiary from those rates used to translate your Venezuelan subsidiary's assets, liabilities, and operations. For example, the parallel rate may have been used to re-measure the U.S. dollar denominated balances and subsequently the Venezuelan subsidiary's assets, liabilities, and operations may have been translated using the official rate. If different rates were used, please address the following:
    - Please disclose both the rates used for re-measurement and translation as well as the reasons for using two different rates. It appears that you currently only disclose the rates used for re-measurement;
    - Please disclose why there were differences between the actual U.S. dollar denominated balances and the amounts reported for financial reporting. Please disclose the specific financial statement line items which had differences and the corresponding amount of difference for each line item; and
    - Please disclose how the differences were accounted for upon your adoption of highly inflationary accounting.
    Refer to ASC 830-30-S99.

Critical Accounting Policies

Valuation of Intangible Assets and Property, Plant and Equipment, page 23

6. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
    - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
    - How you weight each of the methods used to value goodwill, including the basis for that weighting;
    - How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
    - To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
      o Identify the reporting unit;
      o The amount of goodwill;
      o A description of the assumptions that drive the estimated fair value;

     o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

     o A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please correspondingly expand your disclosures regarding the Burt's Bees reporting unit.

Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows are not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief